NATIXIS FUNDS TRUST I

December 11, 2009

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Natixis Funds Trust I
Post-Effective Amendment No. 80
(File Nos.: 2-98326 and 811-04323)

Dear Sir or Madam:

On behalf of Natixis Funds Trust I (the “Registrant”), transmitted for filing is Post-Effective Amendment No. 80 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The enclosed Amendment is being filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, the Investment Company Act of 1940, as amended, and Rule 101(a)(1)(i) of Regulation S-T.

The Registrant is filing the Amendment to add a new series, Absolute Asia Dynamic Equity Fund. The Amendment does not relate to any other series of the Registrant. It is anticipated that the Amendment will become effective on February 26, 2010.

Please direct any questions or comments on the enclosed materials to me at (617) 449-2818.

Very truly yours,

/s/ John DelPrete
John DelPrete
Assistant Secretary